Exhibit 99.1

Ivivi Technologies, Inc.
Audited Financial Statements



Report of Independent Registered Public Accounting Firm

Balance Sheet as of March 31, 2007

Statements of Operations for the years ended March 31, 2007 and 2006

Statements of Stockholders' Equity for the years ended
  March 31, 2007 and 2006

Statements of Cash Flows for the years ended March 31, 2007 and 2006

Notes to the Financial Statements

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Board of Directors and
Stockholders of Ivivi Technologies, Inc.



We have audited the accompanying balance sheet of Ivivi Technologies, Inc. as of March 31, 2007, and the related statements of operations, stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivivi Technologies, Inc. as of March 31, 2007, and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ Raich Ende Malter & Co. LLP
East Meadow, New York
June 28, 2007

                            IVIVI TECHNOLOGIES, INC.
                                 BALANCE SHEET
                                 AS OF MARCH 31,

                                     ASSETS

                                                                       2007
                                                                   ------------
Current assets:
        Cash and cash equivalents                                  $  8,310,697
        Accounts receivable, net of allowance for
          doubtful accounts of $37,405                                  224,349
        Inventory                                                       236,735
        Prepaid expenses                                                154,730
                                                                   ------------

                                                                      8,926,511

Property and equipment, net                                              46,040
Equipment in use and under rental agreements, net                        60,096
Intangible assets, net of accumulated amortization of $3,570            270,826
                                                                   ------------

                                                                   $  9,303,473
                                                                   ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
        Accounts payable and accrued expenses                      $  1,005,975
        Advances payable - affiliates                                    36,657
                                                                   ------------

                                                                      1,042,632

Deferred revenue                                                        473,958

Stockholders' equity:
        Preferred stock, no par value; 5,000,000 shares
          authorized, no shares issued and outstanding                        -
        Common stock, no par value; 70,000,000 shares
          authorized, 9,556,783 shares issued
          and outstanding                                            20,922,154
        Additional paid-in capital                                   10,577,111
        Accumulated deficit                                         (23,712,382)
                                                                   ------------

                                                                      7,786,883
                                                                   ------------

                                                                   $  9,303,473
                                                                   ============

   The accompanying notes are an integral part of these financial statements.

                            IVIVI TECHNOLOGIES, INC.
                            STATEMENTS OF OPERATIONS
                          FOR THE YEARS ENDED MARCH 31,

                                                       2007            2006
                                                   ------------    ------------
Revenue:
       Sales                                       $    416,292    $    147,949
       Rentals                                          740,006         638,563
       Licensing                                         26,042               -
                                                   ------------    ------------

                                                      1,182,340         786,512
                                                   ------------    ------------
Costs and expenses:
       Cost of sales                                     87,040          52,790
       Cost of rentals                                   93,998         215,985
       Depreciation and amortization                     19,636           9,049
       Research and development                       1,610,232       1,334,637
       Sales and marketing                            1,098,266       1,152,947
       General and administrative                     2,217,743       2,055,865
       Share based compensation                       2,142,448         656,848
                                                   ------------    ------------

                                                      7,269,363       5,478,121
                                                   ------------    ------------

                                                     (6,087,023)     (4,691,609)
Change in fair value of
       warrant and registration
       rights liabilities                               (25,827)     (4,658,537)
Interest and finance
       costs, net                                    (1,665,761)     (1,396,525)
                                                   ------------    ------------

Loss before provision
       for income taxes                             (7,778,611)    (10,746,671)
Provision for income taxes                                    -               -
                                                   ------------    ------------

Net loss                                           $ (7,778,611)   $(10,746,671)
                                                   ============    ============

Net loss per share, basic
       and diluted                                 $      (1.13)   $      (2.26)
                                                   ============    ============

Weighted average shares
       outstanding                                    6,875,028       4,745,000
                                                   ============    ============

   The accompanying notes are an integral part of these financial statements.

                                                      IVIVI TECHNOLOGIES, INC.
                                                 STATEMENTS OF STOCKHOLDERS' EQUITY
                                             FOR THE YEARS ENDED MARCH 31, 2007 AND 2006


                                                Common Stock              Additional                                       Total
                                         ----------------------------      Paid-In       Deferred      Accumulated     Stockholders'
                                             Shares         Amount         Capital     Compensation       Deficit         Equity
                                         -------------------------------------------------------------------------------------------
Balance - April 1, 2005                    4,745,000    $     74,600    $    768,689   $   (522,802)   $ (5,187,100)   $ (4,866,613)
Reclassification of deferred compensation                                   (522,802)       522,802                               -
Beneficial conversion feature                                                133,776                                        133,776
Share based compensation                                                     653,047                                        653,047
Warrants issued without debt                                                 242,780                                        242,780
Intrinsic value of options issued
  to employees                                                                11,424                                         11,424
Net loss                                                                                                (10,746,671)    (10,746,671)
                                         -------------------------------------------------------------------------------------------

Balance - March 31, 2006                   4,745,000          74,600       1,286,914              -     (15,933,771)    (14,572,257)
Issuance of common stock in connection
  with initial public offering, net        2,750,000      13,640,241               -                              -      13,640,241
Convertible debt converted                 1,584,009       8,087,500               -                              -       8,087,500
Unamortized value of convertible debt
  discount at time of conversion                   -        (523,484)              -                              -        (523,484)
Issuance cost related to convertible
  debt conversion                                  -        (568,864)              -                              -        (568,864)
Value of share based registration rights
  liability at time of conversion            438,380               -       3,450,050                              -       3,450,050
Value of warrants and beneficial
  conversion feature at time of conversion         -               -       3,697,699                              -       3,697,699
Accrued interest paid in stock                39,394         212,161               -                              -         212,161
Share based compensation                           -               -       2,142,448                                      2,142,448
Net loss                                           -               -               -                     (7,778,611)     (7,778,611)
                                         -------------------------------------------------------------------------------------------

Balance - March 31, 2007                   9,556,783    $ 20,922,154    $ 10,577,111   $          -    $(23,712,382)   $  7,786,883
                                         ===========================================================================================

                             The accompanying notes are an integral part of these financial statements.



                                IVIVI TECHNOLOGIES, INC.
                                STATEMENTS OF CASH FLOWS
                             FOR THE YEARS ENDED MARCH 31,

                                                              2007            2006
                                                          ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                  $ (7,778,611)   $(10,746,671)
Adjustments to reconcile net loss to net cash
  used by operating activities:
    Depreciation and amortization                               25,099          60,840
    Change in fair value of warrant and
      registration rights liabilities                           25,827       4,658,537
    Share based financing penalties                          1,350,278         770,752
    Amortization of loan costs and discount                    173,008         237,856
    Share based compensation                                 2,142,448         664,471
    Provision for doubtful accounts                             30,608          19,665
    Amortization of deferred revenue                           (26,042)              -
Changes in operating assets and liabilities:
  (Increase) decrease in:
    Inventory                                                   54,761         (19,760)
    Accounts receivable                                        (32,826)       (240,665)
    Prepaid expenses                                          (144,144)        291,356
  Increase in:
    Accounts payable and accrued expenses                      158,834         763,980
    Deferred revenue                                           500,000               -
                                                          ------------    ------------
                                                            (3,520,760)     (3,539,639)
                                                          ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment                        (34,344)         (6,595)
    Intangible assets                                         (274,407)              -
                                                          ------------    ------------
                                                              (308,751)         (6,595)
                                                          ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock in connection with
  initial public offering                                   13,963,898               -
Proceeds from issuance of notes, net of
  costs of $104,208                                                  -       1,895,792
Affiliate advances                                          (2,566,038)         70,207
Proceeds of notes                                              250,000               -
Repayment of notes                                            (250,000)              -
Deferred loan costs                                                  -               -
Deferred offering costs                                              -        (183,062)
                                                          ------------    ------------
                                                            11,397,860       1,782,937
                                                          ------------    ------------

Net increase/(decrease) in cash and cash equivalents         7,568,349      (1,763,297)
Cash and cash equivalents, beginning of period                 742,348       2,505,645
                                                          ------------    ------------

Cash and cash equivalents, end of period                  $  8,310,697    $    742,348
                                                          ============    ============


                                IVIVI TECHNOLOGIES, INC.
                                STATEMENTS OF CASH FLOWS
                             FOR THE YEARS ENDED MARCH 31,

                                                              2007            2006
                                                          ------------    ------------
Supplemental disclosures of cash flow information:
Cash paid for:
  Interest                                                $    417,662   $    170,164
  Income taxes                                                       -              -

Non Cash Financing and Investing Activities:
  Debt converted to equity                                $  7,564,016              -
  Warrant and registration rights liabilities
      converted to equity                                 $  7,147,749              -
  Shares issued for accrued interest                      $    212,161              -


  The accompanying notes are an integral part of these financial statements.



                            IVIVI TECHNOLOGIES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2007

1.   ORGANIZATIONAL MATTERS

     ORGANIZATION

     Ivivi Technologies, Inc. ("we", "us", "the company" or "Ivivi"), formerly AA Northvale Medical Associates, Inc., was incorporated under the laws of the state of New Jersey on March 9, 1989. We are authorized under our Certificate of Incorporation to issue 70,000,000 common shares, no par value and 5,000,000 preferred shares, no par value.

     NATURE OF BUSINESS

     We sell and rent medical devices known as "Electroceuticals". These products are sold or rented to customers located principally in the United States.

     Our medical devices are subject to extensive and rigorous regulation by the FDA, as well as other federal and state regulatory bodies. We believe based upon guidance published by the FDA that all of our current products are covered by the FDA clearance provided in 1991 for our SofPulse unit. In February, 2007, in response to inquiries from the FDA, we voluntarily submitted a 510(k) for our current products which is currently under review by the FDA. We have had discussions with the FDA regarding our application and, in June 2007, we received a letter from the FDA requesting additional information from us. If the FDA does not grant a 510(k) clearance for our current products, the FDA may require us to cease marketing and/or recall current products already sold or rented until FDA clearance or approval is obtained.

2.   SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES-- These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, accordingly, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS-- For certain of our financial instruments, including accounts receivable, accounts payable and accrued expenses and advances payable-affiliates, the carrying amounts approximate fair value due to their relatively short maturities.

     CASH AND CASH EQUIVALENTS-- We consider all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist primarily of money market funds and other debt investments that are carried at cost, which approximate fair value.

     REVENUE RECOGNITION-- We recognize revenue primarily from the sales and rental of our products. In addition, we recognize revenue from companies that are licensed to distribute our products in specific markets. Further, and to a lesser extent, we recognize revenue from the amortization of licensing revenue under our Revenue Sharing Agreement (See Note 7).

     Sales are recognized when our products are shipped to end users including medical facilities and distributors. Shipping and handling charges and costs are immaterial. Except for warranties on our products, we have no post shipment obligations and sales returns have been immaterial.

     Rental revenue is recognized as earned on either a monthly or pay-per-use basis in accordance with individual customer agreements. In most cases, we allow the rental end user to evaluate our equipment on a trial basis, during which time we provide any demonstration or education necessary for the use of our equipment. Rental revenue recognition commences after the end of the trial period. All of our rentals are terminable by either party at any time. When we use a third party to bill insurance companies, we still recognize revenue as our products are used. When certain of our distributors bill end users, we recognize rental revenue when we are paid by the distributor.

     We provide an allowance for doubtful accounts determined primarily through specific identification and evaluation of significant past due accounts, supplemented by an estimate applied to the remaining balance of past due accounts.

     INVENTORY-- Inventory consists of our electroceutical units and is stated at the lower of cost or market.

     PROPERTY & EQUIPMENT-- We record our equipment at historical cost. We expense maintenance and repairs as incurred. Depreciation is provided for by the straight-line method over three to seven years, the estimated useful lives of the property and equipment.

     RENTAL EQUIPMENT-- Rental equipment consists of our electroceutical units and accessories leased to third parties, used internally and loaned out for marketing and testing. It is depreciated on a straight-line basis over three to seven years, the estimated useful lives of the units, commencing on the date placed in service.

     INTANGIBLE ASSETS--Intangible assets consist of patents and trademarks of $198,862 and deferred licensing costs of $71,964, net of accumulated amortization of $3,570. Amortization expense totalled $3,570 and $0.00 for the fiscal years ended March 31, 2007 and 2006, respectively. Patents and trademarks are amortized over their legal life and deferred licensing costs are amortized over the life of the related Revenue Sharing agreement (See Note 7).

     LONG-LIVED ASSETS-- We follow Statement of Financial Accounting Standards
(SFAS), No. 144, "ACCOUNTING FOR IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS," which established a "primary asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long lived asset to be held and used. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. During the years ended March 31, 2007 and 2006, no impairment loss was recognized.

     ADVERTISING COSTS-- Advertising costs are expensed as incurred and amounted to $81,832 and $325,944 for the fiscal years ended March 31, 2007 and 2006, respectively.

     RESEARCH AND DEVELOPMENT COSTS-- Our research and development costs consist mainly of payments for third party research and development arrangements and employee salaries. Research and development totalled $1,610,232 and $1,334,637, before related charges of $581,712 and $478,961 for share-based compensation, for the fiscal years ended March 31, 2007 and 2006, respectively.

     SHARE-BASED COMPENSATION--We historically accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25 ("APB 25") "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," and its related interpretations, as permitted by SFAS No. 123, "ACCOUNTING FOR STOCK BASED COMPENSATION." APB 25 required the use of the intrinsic value method.

     On April 1, 2006, we adopted the provisions of SFAS 123(R) "SHARE-BASED PAYMENT," using the modified prospective method. Under this method, we recognized compensation cost based on the grant date fair value, using the Black Scholes option value model, for all share-based payments granted on or after April 1, 2006 plus any awards granted to employees prior to April 1, 2006 that remain unvested at that time.

     We use the fair value method for equity instruments granted to nonemployees and use the Black Scholes option value model for measuring the fair value of warrants and options. The share-based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the periods in which the related services are rendered.

     Pro forma information regarding the effects on operations of employee and director common share purchase options as required by SFAS No. 123 and SFAS No. 148 has been determined as if we had accounted for those options under the fair value method. Pro forma information is computed using the Black Scholes method at the date of grant of the options based on the following assumption ranges:
(1) risk free interest rate of 3.62% to 4.75%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 60% to 67%; and (4) an expected life of the options of 1.5 to 5 years. The foregoing option valuation model requires input of highly subjective assumptions. Because common share purchase options granted to employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value of estimates, the existing model does not in the opinion of our management necessarily provide a reliable single measure of the fair value of common share purchase options we have granted to our employees and directors.

Pro forma information relating to employee and director common share purchase options is as follows:

                                                                 For the fiscal
                                                                   year ended
                                                                 March 31, 2006
                                                                ----------------

Net loss as reported                                              $ (10,746,671)

Add: share based compensation expense
     calculated under APB 25                                      $      11,424

Deduct: share based compensation expense
     calculated under fair value method                           $     (46,511)
                                                                ----------------

Pro forma net loss                                                $ (10,781,758)
                                                                ================

Basic and diluted net loss per share,
     as reported                                                  $       (2.26)
                                                                ================

Pro forma basic and diluted
     net loss per share                                           $       (2.27)
                                                                ================

     INCOME TAXES-- We reported the results of our operations for the year ended March 31, 2006 and the results of our operations for the period April 1, 2006 through October 18, 2006, the IPO date (see Note 3) as part of a consolidated tax return with ADM Unlimited, Inc., formerly a majority shareholder. We have entered into a tax sharing arrangement where each of the members compensates each other to the extent that their respective taxes are affected as a result of this arrangement. We are filing separate corporate income tax returns for the period October 19, 2006 through March 31, 2007. Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized.

     NET LOSS PER SHARE-- We use SFAS No. 128, "Earnings Per Share" for calculating the basic and diluted loss per share. We compute basic loss per share by dividing net loss and net loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential shares had been issued and if the additional shares were dilutive. Common equivalent shares are excluded from the computation of net loss per share if their effect is antidilutive.

     Per share basic and diluted net loss amounted to $1.13 for the fiscal year ended March 31, 2007 and $2.26 for the fiscal year ended March 31, 2006. For the years ended March 31, 2007 and 2006, 5,270,291 potential shares and 5,417,515 potential shares, respectively, were excluded from the shares used to calculate diluted earnings per share as their inclusion would reduce net loss per share.

     RECLASSIFICATIONS--Certain reclassifications have been made to the consolidated financial statements for the prior period in order to have them conform to the current period's classifications. These reclassifications have no effect on previously reported net income.

     NEW ACCOUNTING PRONOUNCEMENTS

     In July 2006, the FASB issued Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES--AN INTERPRETATION OF FASB STATEMENT NO. 109 (FIN
48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, ACCOUNTING FOR INCOME TAXES (FASB No. 109). The interpretation prescribes a recognition threshold and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for us on April 1, 2007. The application of FIN 48 will not have a material effect on our financial position, results from operations, or cash flows.

     In September 2006, the FASB issued SFAS No. 157, FAIR VALUE MEASUREMENTS (SFAS No. 157), which establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Where applicable, this accounting standard, which simplifies and codifies related guidance within GAAP, is effective for us beginning April 1, 2008. We have not yet determined the effect, if any, the adoption of SFAS No. 157 may have on our financial statements.

     In February 2007, the FASB issued SFAS No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES (SFAS No. 159). This statement permits entities to choose to measure financial assets and liabilities, with certain exceptions, at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is effective for us beginning April 1, 2008. We have not determined the effect, if any, the adoption of SFAS No. 159 may have on our financial statements.

3.   INITIAL PUBLIC OFFERING

     During October 2006, we completed our initial public offering, the IPO, selling 2.5 million shares of our common stock at $6.00 per share, raising gross proceeds of $15.0 million. The underwriters of the offering were granted an option for a period of 45 days to purchase up to an aggregate of 375,000 additional shares of common stock from us to cover over-allotments, if any. Net proceeds to us from the IPO were approximately $12.2 million after the payment of underwriting discounts and commissions and expenses related to the offering. On November 22, 2006, we received additional net proceeds of approximately $1.4 million, after the payment of underwriting commissions and expenses, from the underwriters who partially exercised their option to purchase 250,000 of the available 375,000 shares of our common stock to cover over-allotments at $600 per share.

     Upon the consummation of the IPO, unsecured convertible notes in the aggregate principal amount of $6,087,500, issued in our December 2004 and February 2005 joint private placements with ADM Unlimited, Inc., or ADM, the owner of 33.9% of our outstanding common stock, automatically converted into an aggregate of 1,630,232 shares of our common stock. The notes bore interest at an annual rate of 6%, which interest was payable at the discretion of the holder in cash, shares of ADM common stock or shares of our common stock.

     Also, upon consummation of the IPO, unsecured convertible notes in the aggregate principal amount of $2,000,000 issued in connection with our November 2005 and March 2006 private placements to four institutional investors automatically converted into an aggregate of 392,157 shares of our common stock. The notes bore interest at an annual rate of 8%, payable in cash. Two of the institutional investors who purchased notes, Ajax Capital LLC and Kenneth S. Abramowitz & Co., Inc., are investment funds wholly-owned by Steven Gluckstern and Kenneth Abramowitz, respectively, each of whom began to serve as a director of our company upon the effective date of the Registration Statement and waived their right to receive interest payments on a quarterly basis through the consummation of the IPO (approximately $25,000 per quarter). We used approximately $77,000 and $19,000 of the net proceeds to pay Ajax Capital LLC and Kenneth S. Abramowitz Co., Inc., respectively, and an additional $149,000 of the proceeds from the IPO to pay the other holders, any and all interest with respect to such notes then due and payable.

     As a result of the foregoing, we do not have any loans outstanding as of the date of this filing.

4.   PROPERTY AND EQUIPMENT, NET

     Our property and equipment as of March 31, 2007 is as follows:

              Computer equipment                       $   45,453
              Leasehold improvements                        3,401
              Machinery & Equipment                       206,853
                                                       ----------

                                                          255,707
              Accumulated depreciation                   (209,667)
                                                       ----------

                                                       $   46,040
                                                       ==========

     Depreciation and amortization expense related to property and equipment amounted to $16,066 and $9,049 during the years ended March 31, 2007 and 2006, respectively.

5.   RENTAL EQUIPMENT

     Equipment in use and under rental agreements consists of the following at March 31, 2007:

                Electroceutical units                $  940,139
                Accumulated depreciation               (880,043)
                                                     ----------

                                                     $   60,096
                                                     ==========

     Depreciation expense related to equipment in use and under rental agreements, which is included in the cost of rentals on our Statements of Operations, amounted to $5,463 and $51,791 during the years ended March 31, 2007 and 2006, respectively.

6.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     At March 31, 2007, accounts payable and accrued expenses consisted of the following:

                Research and development             $  559,420

                Professional fees                       286,904

                Sales commissions                        24,562

                Other                                   135,089
                                                     ----------

                                                     $1,005,975
                                                     ==========

7.   DEFERRED REVENUE

     In August, 2006, we sold to Ajax, 15 units of the Roma3 and 5 units of the SofPulse M-10 at a purchase price of $14,500 per unit, the then published wholesale unit price for the Roma3 and the SofPulse M-10, for an aggregate purchase price of $290,000. In connection therewith, we entered into a Revenue Sharing Agreement (the "Revenue Sharing Agreement") with Ajax, pursuant to which we agreed to use our commercially reasonable efforts to rent to third parties all of the units of the Roma3 and the SofPulse M-10 purchased by Ajax.

     On December 22, 2006, our Audit Committee approved the termination of the Revenue Sharing Agreement with Ajax. In connection with the termination, Ajax transferred to us all of its rights, title and interest in and to the units of the Roma3 and the SofPulse M-10 purchased by Ajax on the date of the Revenue Sharing Agreement, and we paid Ajax $296,136. As a result of the termination, we are entitled to all revenues generated by the rental and sales of such units and the related applicators from and after the termination date.

     On November 9, 2006, we entered into an exclusive worldwide distribution agreement (the "Agreement") with a wholly-owned subsidiary of Allergan, Inc. ("Allergan"), a global healthcare company that discovers, develops and commercializes pharmaceutical and medical device products in specialty markets. Pursuant to the Agreement, we granted Allergan's subsidiary, Inamed Medical Products Corporation and its affiliates ("Inamed") the exclusive worldwide right to market, sell and distribute certain of our products, including all improvements, line extensions and future generations thereof (collectively, the "Product") in conjunction with any aesthetic or bariatric medical procedures (the "Field") in the defined Marketing Territory.

     Under the Agreement, we also granted Inamed the right to rebrand the Product, with Inamed owning all rights to such brands developed by Inamed for such purpose. Under the Agreement, we received an initial payment of $500,000 and will receive certain milestone payments of up to $1,000,000 in the aggregate upon the Product's First Commercial Sale (as defined in the Agreement) in the United States and Europe. In addition, Inamed will purchase the Product from us at a predetermined price and must meet certain minimum order requirements. Finally, we will receive royalty payments based on Inamed's net sales and number of units sold of the Product, subject to certain annual minimum royalty payments to be determined by the parties.

     The Agreement has an eight year initial term beginning at the Product's First Commercial Sale. The initial term may be extended for two additional years without further payment at Inamed's option. Inamed may also pay us a $2,000,000 extension fee and extend the term of the Agreement for up to eight additional years, for a total term of up to 18 years.

     Inamed may market, sell and distribute the Product under the Agreement only in the "Marketing Territory," which is generally defined in the Agreement as the United States and such other jurisdictions for which all requisite regulatory approval has been obtained. If the marketing, sale or distribution of the Product in a jurisdiction would infringe third-party intellectual property rights and likely result in a lawsuit against us or Inamed, Inamed could require us to use reasonable commercial efforts to obtain a license for, or redesign, the Product to be sold in that jurisdiction.

     In the event we fail to supply Allergan or its subsidiaries certain minimum amounts of the Product and fail to procure alternate suppliers for such Products within certain timeframes, Inamed will have the right to use certain of our intellectual property and/or other proprietary information to manufacture the Product until such time as we demonstrate to Inamed's reasonable satisfaction that we are fully able to resume our supply obligations. During such time as Inamed controls Product manufacturing, our royalty rate would be significantly reduced.

     In the event Inamed is required to discontinue the marketing, sale or distribution of the Product in the United States and/or any country in the European Union because of problems with regulatory approvals and/or other reasons related to the Product, we will be required to repay Inamed portions of the milestone payments up to $1,000,000.

     Inamed may terminate the Agreement by giving 90 to 180 days' prior written notice to us. We may terminate the Agreement by giving 12 months' prior written notice if Inamed fails to timely pay us minimum royalty amounts for any applicable year or fails to meet the minimum sales requirements set forth in the Agreement. A nonbreaching party may terminate the Agreement following a material breach of the Agreement and the breaching party's failure to cure such breach during the applicable cure period by giving the breaching party proper prior written notice. If we are in material breach, and fail to cure, Inamed may have the right to use certain of our intellectual property and/or other proprietary information to manufacture the Product. Our royalty rate would subsequently be significantly reduced.

     Neither party may assign or otherwise transfer its right and obligations under the Agreement, including upon a change of control of such party (as defined in the Agreement), without the prior written consent of the other party, which consent shall not be unreasonably withheld, except that Inamed may assign its rights and obligations without the prior written consent of the company to Inamed's affiliates and upon a sale of all or substantially all of the assets or equity of the business entity, division or unit, as applicable, that markets, distributes or sells the Product.

     The Agreement includes other terms and conditions, including provisions regarding regulatory responsibilities, audit rights, insurance, indemnification and confidentiality.

     In November 2006, we received $500,000 under the terms of this Agreement which was recorded as deferred revenue and is being amortized over eight years, the initial term of the agreement. During the fiscal year ended March 31, 2007, we have recognized $26,042 in revenue from this agreement.

8.   INCOME TAXES

     Net operating losses for tax purposes of approximately $13,573,000 at March 31, 2007 are available for carryover. The net operating losses will expire from 2010 through 2027. We have provided a 100% valuation allowance for the deferred tax benefit resulting from the net operating loss carryover due to our limited operating history. In addressing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. A reconciliation of the statutory Federal income tax rate and the effective income tax rate for the years ended March 31, 2007 and 2006 follows:

                                                          2007          2006
                                                      ------------  ------------

Statutory federal income tax rate                         (34)%         (34)%

State income taxes, net of federal taxes                   (6)%          (6)%

Nondeductible items:
     Share-based compensation                              11%            2%
     Share-based financing penalties                        7%            3%
     Change in fair value of derivative liabilities         0%           18%

Valuation allowance                                        22%           17%
                                                      ------------  ------------

Effective income tax rate                                   0%            0%
                                                      ============  ============

     Significant components of deferred tax assets and liabilities are as follows:

                                                  March 31,       March 31,
                                                    2007            2006
                                                ------------    ------------

   Deferred tax assets (liabilities):
   Bad debts                                    $     15,000    $      8,000
   Net operating loss carryforwards                5,427,000       3,740,000
                                                ------------    ------------
   Deferred tax assets, net                        5,442,000       3,748,000
   Valuation allowance                            (5,442,000)     (3,748,000)
                                                ------------    ------------

   Net deferred tax assets                      $          -    $          -
                                                ============    ============

9.   OPTIONS AND WARRANTS OUTSTANDING

     We have instituted a stock option plan for the issuance of 2,437,500 shares. As of March 31, 2007 and 2006, 1,885,600 and 1,544,725 of options, respectively, were awarded, with 551,900 reserved for future issuance as of March 31, 2007. The weighted average fair value of options issued to employees and directors during the years ended March 31, 2007 and 2006 is $2.63 and $1.82 per share, respectively.

     Included in the table below are 775,000 of nonplan options to Steven Gluckstern, our Chairman of the Board, that were granted during the fiscal year ended March 31, 2007.

     In connection with the private placements with ADM in December 2004 and February 2005, we issued 1,191,827 Common Stock Purchase Warrants ("CSPW") and an additional 438,380 CSPWs as a penalty due to our delayed IPO. In addition, we issued 392,157 CSPWs in connection with our private placements completed in November 2005 and March 2006. Further, we issued 260,000 CSPWs to our consultants as well as 327,327 CSPWs issued to the Maxim Group, who acted as our placement agent in connection with our private placement as well as acting as an advisor to the company.

     COMMON SHARE OPTIONS AND WARRANTS ISSUED

     The following table summarizes information on all common share purchase options and warrants issued by us for the periods ended March 31, 2007 and 2006, including common share equivalents relating to the convertible debenture share purchase warrants.

                                             March 31, 2007             March 31, 2006
                                        ------------------------   -----------------------
                                                      Weighted                   Weighted
                                                       Average                    Average
                                                      Exercise                   Exercise
                                          Number        Price        Number        Price
                                        ----------    ----------   ----------   ----------
Outstanding, beginning of the year       3,740,108    $     3.50    3,003,105   $     2.68
Granted                                  1,571,433          4.95      737,003         7.02
Exercised                                        -             -            -            -
Terminated                                 (41,250)         5.73            -            -
                                        ----------    ----------   ----------   ----------

Outstanding, end of the year             5,270,291    $     3.81    3,740,108   $     3.50
                                        ==========    ==========   ==========   ==========

Exercisable, end of year                 3,600,092    $     3.68      876,627   $     2.83
                                        ==========    ==========   ==========   ==========

     The number and weighted average exercise prices of all common shares and common share equivalents issuable and stock purchase options and warrants outstanding as of March 31, 2007 is as follows:

                                               WEIGHTED        WEIGHTED
       RANGE OF             REMAINING           AVERAGE         AVERAGE
       EXERCISE              NUMBER           CONTRACTUAL      EXERCISE
        PRICES             OUTSTANDING       LIFE (YEARS)        PRICE
   --------------------------------------------------------------------
    $0.00 to $1.00           1,112,963            8.3            $0.23
    $1.01 to $3.00              67,763            7.3             1.58
    $3.01 to $4.00           1,722,421            6.8             3.51
    $4.01 to $6.00           1,895,647            8.7             5.54
    $6.01 to $9.00             471,497            8.1             6.73
                        -----------------------------------------------

                             5,270,291            7.9            $3.81
                        ===============================================

     SHARE BASED COMPENSATION

     Share based compensation expense consists of the following components:

                                                 2007           2006
                                             ------------   ------------

        Cost of rentals                      $         45   $         41
        Research and development                  581,712        478,961
        Sales and marketing                       176,691        112,337
        General and administrative              1,384,000         65,509
                                             ------------   ------------

                                             $  2,142,448   $    656,848
                                             ============   ============

10.  COMMITMENTS AND CONTINGENCIES

     In January 2006, we entered into a Master Clinical Trial Agreement with the Cleveland Clinic Florida to perform a clinical trial of our device for a new use. The estimated cost of the clinical trial is $300,000. The Cleveland Clinic Florida is a not-for-profit multi-specialty medical group practice.

     Our medical devices are sold under agreements providing for the repair or replacement of any devices in need of repair, at our cost, for up to one year from the date of delivery, unless such need was caused by misuse or abuse of the device. Based on prior experience, at March 31, 2006 and 2005 no amounts have been accrued for potential warranty costs and such costs are expected to be nominal for the fiscal year ended March 31, 2007.

     CONSULTING AGREEMENTS

     We have entered into various consulting agreements in exchange for cash and share based compensation. Certain of the agreements contain automatic renewal provisions. Consulting expense totalled $1,509,493 and $1,427,844 for the years ended March 31, 2007 and 2006, respectively.

11.  RETIREMENT PLAN

     We have a 401(k) profit-sharing plan that covers substantially all employees. We will contribute up to 3% on each employee's salary at the end of each fiscal year, beginning with fiscal 2008. Since the plan was adopted in March 2007, we had no expense for the fiscal year ended March 31, 2007.

12.  LEGAL PROCEEDINGS

     On August 17, 2005, we filed a complaint against Conva-Aids, Inc. t/a New York Home Health Care Equipment, or NYHHC, and Harry Ruddy in the Superior Court of New Jersey, Law Division, Docket No. BER-L-5792-05, alleging breach of contract with respect to a distributor agreement that we and NYHHC entered into on or about August 1, 2004, pursuant to which: (i) we appointed NYHHC as exclusive distributor of our products in a defined market place for so long as NYHHC secured a minimum number of placements of our products and (ii) NYHHC agreed to pay us $2,500 per month for each product shipped to NYHHC. By letter, dated August 9, 2005, we terminated the agreement due to NYHHC's failure to make the payments required under the agreement and failure to achieve the minimum number of placements required under the agreement. We are seeking various forms of relief, including: (i) money damages, including amounts due under unpaid invoices in an aggregate amount of $236,560, (ii) an accounting and (iii) the return of our products. The defendants filed a motion to dismiss, alleging lack of jurisdiction and failure to state a claim with regard to Harry Ruddy. We opposed the defendant's motion to dismiss. On November 18, 2005, the Court denied the defendant's motion to dismiss, without prejudice, based upon lack of jurisdiction. The complaint was dismissed against Harry Ruddy, individually The Court permitted a period of discovery to determine the jurisdiction issue, which discovery is substantially complete. The defendants filed another motion to dismiss based upon a claim of lack of jurisdiction, which was heard and denied by the Court on June 9, 2006. On or about July 10, 2006, the defendants filed an answer, and NYHHC filed counterclaims against us for breach of contract, breach of the implied covenant of good faith and fair dealing, restitution, unjust enrichment and fraudulent inducement. An answer to the counterclaim was filed on August 9, 2006. Discovery is now continuing on the merits of the claims in the complaint and counterclaim.

     On October 10, 2006, we received a demand for arbitration by Stonefield Josephson, Inc. with respect to a claim for fees for accounting services in the amount of approximately $106,000, plus interest and attorney's fees. Stonefield Josephson had previously invoiced Ivivi for fees for accounting services in an amount that Ivivi has refuted. We responded to Stonefield Josephson's demand for arbitration, which we believe was procedurally defective and premature due to Stonefield Josephson's failure to participate in required mediation, and we continue to defend against the claim vigorously, although provision has been made for the amount of the claim in the financial statements. Moreover, we are pursuing claims against Stonefield Josephson. On October 26, 2006, we sent a letter requesting the required mediation before arbitration. On December 4, 2006, we received notification from the arbitration forum that the arbitration was placed on hold until the mediation phase is completed.

     Other than the foregoing, we are not a party to, and none of our property is the subject of, any pending legal proceedings other than routine litigation that is incidental to our business.

13.  CONCENTRATIONS

     During the fiscal year ended March 31, 2007, three customers accounted for 80% of our sales revenue and two customers accounted for 44% of our rental revenue. During the fiscal year ended March 31, 2006, one customer accounted for 11% of our revenue. At March 31, 2007, one customer accounted for 57% of our accounts receivable. The loss of these major customers could have a material adverse impact on our operations and cash flow.

14.  RELATED PARTY TRANSACTIONS

     As discussed in Note 3, we used approximately $77,000 and $19,000 of the net proceeds from our IPO to pay Ajax Capital LLC and Kenneth S. Abramowitz Co., Inc., respectively, any and all interest with respect to the November 2005 and March 2006 private placement notes.

     In connection with the IPO, we repaid approximately $2.6 million to ADM, representing the balance in our inter-company accounts at October 24, 2006 due to ADM from us for product manufacturing and allocations of support services provided by ADM to us for the period from March 1989 to October 2006.

     In addition, we repaid our note payable to Ajax with a payment of $257,123, which represented the outstanding principal and interest under the unsecured subordinated loan. The note bore interest at an annual rate of 8%.

     As discussed in Note 7, on December 22, 2006, our Audit Committee approved the termination of the Revenue Sharing Agreement with Ajax dated, August 28, 2006. In connection with the termination, Ajax transferred to us all of its rights, title and interest in and to the units of the Roma3 and the SofPulse M-10 purchased by Ajax on the date of the Revenue Sharing Agreement, and we paid Ajax $296,136.

     Pursuant to a management services agreement, dated as of August 15, 2001, ADM provides us with administrative, technical, engineering and regulatory services and allocates portions of its real property facilities for use by us. In addition, ADM serves as the exclusive manufacturer of medical and other devices or products to be distributed by us.

     The amount included in cost of rental revenue on our Statements of Operations relating to these services provided by ADM was $75,584 and $72,417 for the fiscal years ended March 31, 2007 and 2006.

     The amount included in general and administrative expense representing ADM's allocations for the fiscal year ended March 31, 2007 and 2006, was $242,595 and $226,807, respectively, consisting of amounts payable under our management services agreement with ADM.

     During the twelve month period ended March 31, 2007, we purchased $59,789 of finished goods from ADM at contracted rates.

     Our activity in affiliates is summarized as follows:

      Fiscal years ended March 31,               2007            2006
      -----------------------------------    ------------    ------------

      Balance, beginning of year             $  2,602,695    $  2,532,488

      Advances                                     12,218            (785)
      Purchases                                    59,789               -
      Charges                                     318,179         299,224
      Payments                                 (2,956,224)       (228,232)

                                             ------------    ------------
      Balance, end of year                   $     36,657    $  2,602,695
                                             ============    ============

15.  SUBSEQUENT EVENTS

     We are planning to move our headquarters to Montvale, New Jersey on or about October 1, 2007. In June 2007, we entered into a lease pursuant to which, subject to the satisfaction of certain conditions, including the receipt of certain permits from local authorities, we will rent approximately 7,494 square feet of office space located in Montvale, New Jersey. If such conditions are satisfied, the term of the lease will begin on or about October 1, 2007 and expire on or about November 1, 2014, subject to our option to renew the lease for an additional five year period on terms and conditions set forth therein. Pursuant to the lease, we will be required to pay rent in the amount of $14,051.25 per month during the first two years of the term, with the exception of month 13 at no cost, and $15,612.50 per month thereafter. Although we currently are unable to estimate the cost of moving into this new office space, we do not anticipate such costs being material to our results of operations. Following our move, we intend to retain certain of our current office and laboratory space. This lease will require us to add additional limits to our currently outstanding liability insurance.